EXHIBIT 99.1

Elbit Vision Systems Announces First Quarter 2017 Results

Revenues at $2.5 million: up 7% year-over-year
Net income at $0.5 million: up 5% year-over-year

First Quarter 2017 highlights

  Revenue at $2.5 million, up 7.4% year-over-year
  Gross and operating margins at 54.1% and 20.2%, respectively
  Net income of $482 thousand, representing 19.3% of revenues
  Shareholders’ equity reached $6.3 million with cash and equivalents at $4.5 million

CAESAREA, Israel, April 27, 2017 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, today presented its consolidated financial results for the quarter ending March 31, 2017.

Sam Cohen, CEO of EVS commented, “Obviously, we are pleased with our continued growth and the overall positive trend in our results; however, this is not our sole priority. We are focused on the much bigger goal of total automation within the textile market. Given our sustained, steady growth in IQ-TEX4 sales, along with the excitement we see in the industry regarding iBar, EVS is perfectly positioned to become the dominant technology supplier to the second largest consumer market in the world.”

First Quarter 2017 Results
Revenues for the quarter were $2.5 million, representing an increase of 7.4% compared to $2.3 million in the first quarter of 2016.

Gross profit for the quarter was $1.4 million, representing 54.1% of revenues, an increase of 1% compared to $1.3 million for the first quarter of 2016, which represented 57.8% of revenues.

Operating income for the quarter was $505 thousand (20.2% of revenue), an increase of 1.8% compared to $496 thousand (21.3% of revenues) in the first quarter of 2016.

Net income was $482 thousand (19.3% of revenue), an increase of 4.8% compared to $460 thousand (19.8% of revenues) in the first quarter of 2016.

Management will not hold a conference call this quarter due to the close proximity of the previous call held two weeks ago. Investors are welcome to contact management or the investor relations team should they have any questions.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2017
IN U.S. DOLLARS

	Mar-31		Dec-31
	2017	2016	2016

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	4,542	3,692	4,528
Restricted deposits (short term)	77	120	111

Trade accounts receivable	1,615	1,264	1,136
Other receivables	176	79	286
Inventories	1,620	1,535	1,651

Total current assets	8,030	6,690	7,712

LONG-TERM RECEIVABLES:

Severance pay fund	148	140	140
Other long-term receivables	52	85	35
Total long-term receivables	200	225	175

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	99	36	29

OTHER ASSETS
Goodwill	242	242	242

Total assets	8,571	7,193	8,158

	Mar-31		Dec-31
	2017	2016	2016

	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	-	146	-
Trade account payable	620	992	776
Deferred revenues	599	365	231
Other payables	761	648	1,031

Total current liabilities	1,980	2,151	2,038

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	-	346	-
Other Long Terms liabilities	109	355	165
Accrued severance pay	164	156	155
Total long-term liabilities	273	857	320

Total liabilities	2,253	3,008	2,358

SHAREHOLDERS’ EQUITY	6,318	4,185	5,800

Total liabilities and shareholders’ Equity	8,571	7,193	8,158

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2017
IN U.S. DOLLARS

	3 months ended		year ended
	Mar-31		Dec-31
	2017	2016	2016

	U.S. dollars in thousands (except per share data)

Revenues	2,502	2,329	10,146

Cost of Revenues	1,148	982	4,530

Gross Profit	1,354	1,347	5,616

Research and development	303	273	1,378
Marketing and selling	344	374	1,254
General and administrative	202	204	826

Operating Income	505	496	2,158

Financial Expenses - net	23	36	134

Profit before taxes on income	482	460	2,024

Taxes on Income	-	-	-
Net profit for the period	482	460	2,024

Profit per share basic	0.05	0.05	0.22
Profit per share diluted	0.05	0.05	0.21
Weighted average number
of shares used in Computation
of profit per share:
Basic (in thousands)	9,366	8,529	9,338
Diluted (in thousands)	9,385	8,526	9,593

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft/Gavriel Frohwein
Tel: +1 646 688 3559
evs@gkir.com